Mail Stop 4561

March 5, 2009

Patrick O'Malley
Chief Financial Officer
Seagate Technology
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Re: Seagate Technology
Form 10-K for the fiscal year ended June 27, 2008
Filed August 13, 2008
File No. 001-31560

Dear Mr. O'Malley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief